Exhibit 1

OLYMPIA COUNTESS SOLD AT AUCTION
NASDAQ NOTIFIES COMPANY OF NON-COMPLIANCE WITH EXCHANGE
MARKETPLACE RULES

For immediate release

February 5, 2004

Royal Olympia Cruise Lines Inc. (Nasdaq:  ROCLF) today announced that its ship Olympia Countess, which had been arrested by creditors in Durban, South Africa, in December 2003, has been sold at auction under the auspices of South African courts.  It is not expected that the company will receive any proceeds for its own use from this auction. Auction proceeds will be used to pay certain creditor debts.

The company has also been notified by NASDAQ that it is in non-compliance with two of the Exchanges’ Marketplace Rules. The company has 90 days to bring the company’s minimum market value of publicly held shares to $5 million for a minimum of 10 consecutive days and 180 days to bring its share price to the $1.00 level for ten consecutive days in order to bring itself back into compliance.

For further information please contact:

James R. Lawrence

Tel 203 406 0106 ext 13